September 27, 2006

Via U.S. Mail and Facsimile

Klaus Kuhn
Chief Financial Officer
BAYER AKTIENGESELLSCHAFT
Bayerwerk, Gebaude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen, GERMANY


RE:		BAYER AKTIENGESELLSCHAFT
		Form 20-F for the fiscal year ended December 31, 2005 Response letter dated September 12, 2006
		File No. 1-16829

Dear Mr. Kuhn:

      We have reviewed your response letter and have the following comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

Please clarify for us whether the language "identified as such on the export lists published by relevant German, E.U. or U.S.
authorities"
in the first sentence under "3. No Military Application" on p.11 of your response is intended to be limiting or merely descriptive language.

In this regard, we refer you to the second paragraph of comment 1 in
our August 14, 2006, letter.  Please advise us whether, to the best
of your knowledge, understanding and belief, any of your products sold or services provided in Iran, Cuba or Sudan have been put to
military use.   Describe any such use of which you are aware.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 551-3523 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

								Sincerely,


								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Dr. Roland Hartwig
		General Counsel
	BAYER AKTIENGESELLSCHAFT
		51368 Leverkusen
		Germany

		Jeffrey Riedler
		Assistant Director
		Division of Corporation Finance
Klaus Kuhn
BAYER AKTIENGESELLSCHAFT
September 27, 2006
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE